# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovation Beverage Group Ltd, CIK 0001924482
CUSIP: Q4933C117
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 29 Anvil Road, Seven Hills, New South Wales, Australia (C3), 2147
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001250731

## Reporting persons
- CHAI TRUST CO LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 603,568; sole dispositive power 0; shared dispositive power 603,568; aggregate amount beneficially owned 603,568 (7.2% of the class)
- Samstock/SZRT, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 603,568; sole dispositive power 0; shared dispositive power 603,568; aggregate amount beneficially owned 603,568 (7.2% of the class)
- Samuel Zell Administrative Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 603,568; sole dispositive power 0; shared dispositive power 603,568; aggregate amount beneficially owned 603,568 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Innovation Beverage Group Ltd
Address of issuer's principal executive offices: 29 Anvil Road, Seven Hills, New South Wales, Australia, 2147

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Chai Trust Company, LLC ("Chai Trust"), Samstock/SZRT, L.L.C. ("Samstock/SZRT") and the Samuel Zell Administrative Trust (the "Samuel Zell Trust" and, together with Chai Trust and Samstock/SZRT, the "Reporting Persons").

This Statement relates to the Ordinary Shares held directly by Samstock/SZRT. Samstock/SZRT is 100% owned by the Samuel Zell Trust, and Chai Trust is the trustee of the Samuel Zell Trust. In such capacities, each of the Samuel Zell Trust and Chai Trust may be deemed to indirectly beneficially own the Ordinary Shares held directly by Samstock/SZRT.
Address of principal business office or, if none, residence: Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Citizenship:
Chai Trust is an Illinois limited liability company.
Samstock/SZRT is a Delaware limited liability company.
The Samuel Zell Trust is a trust governed by the laws of the State of Illinois.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of 603,568 Ordinary Shares held directly by Samstock/SZRT.

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.2% of the Ordinary Shares outstanding. The beneficial ownership percentage reported herein was calculated in accordance with Rule 13d-3(d)(1)(i) and is based on 8,340,655 Ordinary Shares outstanding following the Issuer's initial public offering that closed on September 27, 2024, assuming the underwriters did not exercise their option to purchase additional Ordinary Shares in full, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities and Exchange Commission on September 27, 2024.
Percent of class: 7.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 603,568
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 603,568

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- CHAI TRUST CO LLC: /s/ Philip Tinkler, Philip Tinkler, Chief Strategy Officer (02/24/2025)
- Samstock/SZRT, L.L.C.: /s/ Philip Tinkler, Philip Tinkler, Vice President (02/24/2025)
- Samuel Zell Administrative Trust: /s/ Philip Tinkler, Philip Tinkler, Authorized Representative (02/24/2025)